SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated October 21, 2008

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	October 21, 2008
TSX: CTQ, AMEX: ETQ

DUE DILIGENCE VISITS COMPLETED IN ECUADOR

VANCOUVER, CANADA, October 21, 2008 – The previously announced marketing process being carried out by Citi and CanaccordAdams for Corriente's Panantza-San Carlos resource assets in Ecuador, has completed the field due diligence stage. Interested companies have met with local community groups and indigenous representatives as part of this due diligence process and have received strong messages of support and desires for responsible mining in their areas. Local stakeholders' concerns that were communicated directly to the potential investors include protection of the environment, improvement of local infrastructure and special preference for jobs, contracts and training for those in local communities.

All of the companies that have completed the due diligence work have expressed an interest in investing in Corriente's entire package of copper and copper-gold assets in Ecuador. By having such companies involved, management believes that this would ensure that adequate capital would be available to develop the Panantza – San Carlos and Mirador – Mirador Norte Projects, as part of an infrastructure cluster that would be considered "nation-building", given the scope and multi-billion dollar size of the investments to be made in hydroelectric development opportunities, transmission lines, multiple mines, pipelines and a major port.

The next stage in the company's marketing process will be to start negotiations regarding the terms of investment with the groups involved. These negotiations will be led by Citi and CanaccordAdams.

Additionally, Corriente announces the signing of an agreement with SECAP, the Ministry of Labour and Human Resources' Professional Training Service, to start a mining industry training program in the company's project areas. This program is the first step in the creation of a well-trained local labour force to meet the requirements of the mining and support services sector, as it starts a period of major growth in south-east Ecuador over the coming years. "Through the creation of local capabilities, the President of the Republic has arranged to maximize the benefits and the inclusion of nearby communities to mining projects. SECAP is prepared to provide specialized training services and form the human resources necessary to achieve this goal. We are pleased to work directly with EcuaCorriente to start this process, it is important this work is coordinated between the government, the community and private industry," commented Soledad Cuenca, Regional Coordinator of SECAP.

Corriente CEO and President, Ken Shannon, commented "The Corriente Copper Belt in southeastern Ecuador represents one of the very few remaining true district plays with the potential to help meet world demand for copper for decades. President Correa and the Ministry of Mines and Petroleum continue to assure international investors that the Government will support the growth of socially and environmentally responsible large-scale mining in Ecuador."

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

ABOUT CORRIENTE

Corriente controls a 100% interest in approximately 62,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos, as well as six additional copper exploration targets.

"Ken Shannon"

Kenneth R. Shannon
CEO and President

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our website at www.corriente.com.

Certain statements contained in this News Release, which provides an update on the company's Panantza-San Carlos Project marketing process, constitutes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include among other things, statements regarding projected production rates and capital costs, estimates regarding copper prices, mineral resources and anticipated grades and internal rates of return. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, risks related to the exploration stage of the company's projects; discussions with prospective joint venture partners and related potential outcomes; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in copper prices; the possibility that Corriente may change its plans with respect to one or more properties; and other risks and uncertainties described in the company's Annual Information Form for the year ended December 31, 2007, and registration statement on Form 40-F filed with Canadian securities regulators and the U.S. Securities and Exchange Commission, respectively. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: October 21, 2008
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer